
13003213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2012

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico Retirement Savings Plan
c/o GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY 0300)
Philadelphia, PA 19112

GSK Puerto Rico Retirement Savings Plan
(Name of Plan)

Date: 6/18/13



Michelle Killian
Vice President Employee Services US/UK
Plan Administrator

GSK Puerto Rico Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2012 and 2011 and Supplemental Schedule as of December 31, 2012



pwc

GSK Puerto Rico Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2012 and 2011 and Supplemental Schedule as of December 31, 2012

GSK Puerto Rico
Retirement Savings Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 17, 2013

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GSK Puerto Rico
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets		
Investments at fair value	$ 40,373,396	$ 38,947,019
Total Investments	40,373,396	38,947,019
Receivables		
Employer contributions	14,338	10,140
Participant contributions	28,498	18,270
Dividends and interest	160,562	155,956
Other	-	22,947
Total receivables	203,398	207,313
Cash	155,513	27,880
Total assets	40,732,307	39,182,212
Liabilities		
Accrued management fees	7,213	13,400
Total liabilities	7,213	13,400
Net assets available for benefits at fair value	40,725,094	39,168,812
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(368,022)	(344,455)
Net assets available for benefits	$ 40,357,072	$ 38,824,357

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico
Retirement Savings Plan
Statements of Changes In Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Additions		
Investment income		
Interest	$ 515	$ 5,667
Dividends	794,210	813,253
Net appreciation in fair value of investments	1,696,832	1,692,483
Total investment income	2,491,557	2,511,403
Contributions		
Participant	1,160,052	1,092,182
Employer	659,992	648,745
Total contributions	1,820,044	1,740,927
Total additions	4,311,601	4,252,330
Deductions		
Benefits paid to participants	2,750,139	5,985,531
Administrative expenses	28,747	28,551
Total deductions	2,778,886	6,014,082
Net increase (decrease)	1,532,715	(1,761,752)
Net assets available for benefits		
Beginning of year	38,824,357	40,586,109
End of year	$ 40,357,072	$ 38,824,357

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GSK Puerto Rico, Inc. (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan Document. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan Document. If the Hacienda limit restricts before tax contributions, after-tax contributions will also be matched at 100% on the first 4% of contributions. In total, no more than 4% of eligible contributions will be matched. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. If a participant does not designate an investment direction, the stock ownership account contribution is invested into the GSK Stock Fund which invests in GlaxoSmithKline plc American Depository Shares ("GSK ADS").

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions and investment earnings or losses as applicable and charged with fees as applicable. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK ADS, which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
As of January 1, 2007, all nonparticipant-directed investments in the Stock Ownership Account ("SOA") account ceased. Under the new policy, participants can make elections to direct all the future contributions and balances in the SOA to any other funds in the Plan. In the absence of an investment election, contributions will initially be invested into a GSK Stock Fund. The account, including prior year accumulations in the SOA, can be diversified at any point into any of the other investment funds offered in the Plan.

Vesting
Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits
Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Company matching contributions made after July 1, 2001 may not be withdrawn until termination of employment as defined in the Plan Document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution as cash or GSK ADS.

Administrative Expenses
Certain administrative expenses, specifically investment management fees for certain unitized funds, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC, and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid directly by the Company. During the years ended December 31, 2012 and 2011, the Company paid administrative expenses of $226,661 and $168,140, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

Cash
Cash represents the cash balance held in a deposit account at Banco Popular de Puerto Rico, the Trustee.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The fair value of GSK ADS is based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common collective trusts are stated at the unit value of the common collective trust portfolio which is based on the fair value of the underlying trust investments. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities.

As described in the accounting guidance issued by the FASB, investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust fund. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust fund as well as the adjustment of the investment in the collective investment trust funds from fair value to contract value relating to the investment contracts at December 31, 2012 and 2011. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Investments

Investments held by the Plan as of December 31, 2012 and 2011 are as follows:

	2012	2011
Interest bearing cash		
State Street Bank and Trust Company SSgA Short Term Investment Fund	$ 258,823	$ 200,545
ADS		
GlaxoSmithKline plc ADS*	11,183,440	11,337,595
Common collective trust funds		
Vanguard Retirement Savings Trust IV*	6,942,341	7,094,155
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	7,238,409	6,768,728
SSgA US Bond Index Non-Lending Series Fund (Class A)	1,985,458	1,913,039
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	1,706,735	1,510,351
SSgA International Index Non-Lending Series Fund (Class A)	1,480,619	1,313,644
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	832,339	698,285
SSgA US Total Market Index Non-Lending Series Fund (Class A)	352,818	253,029
Vanguard Target Retirement Income Trust II	747,411	731,097
Vanguard Target Retirement 2010 Trust II	632,752	585,093
Vanguard Target Retirement 2015 Trust II	611,786	485,455
Vanguard Target Retirement 2020 Trust II	890,994	707,269
Vanguard Target Retirement 2025 Trust II	335,507	244,138
Vanguard Target Retirement 2030 Trust II	414,030	398,234
Vanguard Target Retirement 2035 Trust II	432,060	363,690
Vanguard Target Retirement 2040 Trust II	360,774	315,709
Vanguard Target Retirement 2045 Trust II	144,031	123,581
Vanguard Target Retirement 2050 Trust II	7,971	13,139
Total common collective trust funds	25,116,035	23,518,636
Mutual funds		
Vanguard Prime Money Market Fund*	3,815,098	3,890,243
Total mutual funds	3,815,098	3,890,243
Total Investments	$ 40,373,396	$ 38,947,019

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2012.

During 2012 and 2011, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $1,696,832 and $1,692,483, respectively, as follows:

	2012	2011
GSK ADS	$ (542,884)	$ 1,702,577
Common collective trust funds	2,239,716	(10,094)
	$ 1,696,832	$ 1,692,483

4. Related Party Transactions

Certain Plan's investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the custodian of the Plan and therefore, the transactions qualify as party-in-interest transactions. The trustee of the Plan is Banco Popular de Puerto Rico ("BPPR") ("The Trustee"). BPPR remits all contributions received from the Company to State Street Bank and Trust Company who invests these contributions as directed by participants. The Trustee makes distributions from the Plan in accordance with the Agency Agreement.

The GlaxoSmithKline Stock Fund invests in GSK ADS each of which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2012, the Plan purchased and sold $12,629,675 and $12,180,747 of GSK ADS, respectively, and received dividends of $619,891. During the year ended December 31, 2011, the Plan purchased and sold $11,200,548 and $12,503,122 of GSK ADS, respectively, and received dividends of $583,100.

5. Fair Value Measurements

The Plan has adopted guidance contained within FASB ASC 820-10, Fair Value Measurements and Disclosures, for estimating the fair value of investments in investment companies that have a calculated net asset value per share in accordance with FASB ASC 946-10, Financial Services - Investment Companies. According to this guidance, in circumstances where the net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as practical expedient, to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment, if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for Investment Companies as at the measurement date. The adoption of this guidance does not have a material effect on the financial statements.

To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into three broad levels.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value:

- ADS: valued at the closing price reported on the active market on which the individual security is traded.
- Mutual funds: valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
- Common collection trust funds and interest bearing cash: valued at the net asset value ("NAV") of shares held by the Plan at year end.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 258,823	$ -	$ 258,823
GSK ADS	11,183,440	-	-	11,183,440
Common collective trust funds	-	25,116,035	-	25,116,035
Mutual funds	3,815,098	-	-	3,815,098
	$ 14,998,538	$ 25,374,858	$ -	$ 40,373,396

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 200,545	$ -	$ 200,545
GSK ADS	11,337,595	-	-	11,337,595
Common collective trust funds	-	23,518,636	-	23,518,636
Mutual funds	3,890,243	-	-	3,890,243
	$ 15,227,838	$ 23,719,181	$ -	$ 38,947,019

There was a reclassification of the State Bank and Trust Company SSgA Short Term Investment Fund for 2011. This investment has been reclassified from cash equivalents to interest bearing cash. The leveling changed from Level 1 to Level 2. Management determined that the price of these assets is derived from observable inputs other than quoted prices.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Federal Income Taxes

The Plan is a profit-sharing plan with a cash or deferred arrangement intended to comply with the requirements of Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1081.01(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. Based on the most recent determination letter dated April 22, 2008, the Plan's administrator has concluded that as of December 31, 2012, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods (2009–2012) in progress.

8. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$ 40,357,072	$ 38,824,357
Amounts allocated to withdrawing participants	(155,513)	(45,451)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	368,022	344,455
Net assets available for benefits per Form 5500, Schedule H	$ 40,569,581	$ 39,123,361

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Total additions per the Statements of Changes in Net Assets Available for Benefits per financial statements	$ 4,311,601	$ 4,252,330
2012 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	368,022	-
2011 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(344,455)	344,455
2010 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(332,403)
Total income per Form 5500, Schedule H	$ 4,335,168	$ 4,264,382

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 and 2011, to Form 5500:

	2012	2011
Benefits paid to participants per the financial statements	$ 2,750,139	$ 5,985,531
Amounts allocated to withdrawing participants at December 31, 2012	155,513	-
Amounts allocated to withdrawing participants at December 31, 2011	(45,451)	45,451
Benefits paid to participants per Form 5500, Schedule H	$ 2,860,201	$ 6,030,982

10. Subsequent Events

The Plan's administrator has determined that no material events occurred subsequent to December 31, 2012 and through the date of the financial statement issuance, which requires additional disclosure in the financial statements.

Supplemental Schedule

GSK Puerto Rico
Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	State Street Bank and Trust Company SSgA Short Term Investment Fund	Interest bearing cash	**	$ 258,823
				258,823
*	GlaxoSmithKline plc ADS	Company Stock	**	11,183,440
				11,183,440
	Vanguard Prime Money Market Fund	Mutual Fund	**	3,815,098
				3,815,098
	Vanguard Retirement Savings Trust IV	Common Collective Trust Funds	**	6,942,341
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common Collective Trust Funds	**	7,238,409
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common Collective Trust Funds	**	1,985,458
*	SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common Collective Trust Funds	**	1,706,735
*	SSgA International Index Non-Lending Series Fund (Class A)	Common Collective Trust Funds	**	1,480,619
*	SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	Common Collective Trust Funds	**	832,339
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common Collective Trust Funds	**	352,818
	Vanguard Target Retirement Income Trust II	Common Collective Trust Funds	**	747,411
	Vanguard Target Retirement 2010 Trust II	Common Collective Trust Funds	**	632,752
	Vanguard Target Retirement 2015 Trust II	Common Collective Trust Funds	**	611,786
	Vanguard Target Retirement 2020 Trust II	Common Collective Trust Funds	**	890,994
	Vanguard Target Retirement 2025 Trust II	Common Collective Trust Funds	**	335,507
	Vanguard Target Retirement 2030 Trust II	Common Collective Trust Funds	**	414,030
	Vanguard Target Retirement 2035 Trust II	Common Collective Trust Funds	**	432,060
	Vanguard Target Retirement 2040 Trust II	Common Collective Trust Funds	**	360,774
	Vanguard Target Retirement 2045 Trust II	Common Collective Trust Funds	**	144,031
	Vanguard Target Retirement 2050 Trust II	Common Collective Trust Funds	**	7,971
				25,116,035
		Total investments		$ 40,373,396

* Denotes a party-in-interest

** Historical cost information is not required for participant directed investments


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